THE O'NEAL LAW FIRM, P.C.
                              668 North 44th Street
                                    Suite 233
                             Phoenix, Arizona 85008
                              (602) 267-3855 (602)
                                 267-7400 (fax)
                           E-mail: billo@sunncomm.com

                                February 14, 2005

Pamela Howell
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0511
Washington, D.C. 20549

Re: M.E.R., Inc.
    Registration Statement on Form SB-2
    File No. 333-119233
    Filed September 23, 2004

Dear Ms. Howell:

We are writing in response to your comment letter dated January 24, 2005 in connection with the above-referenced filing. This response is provided to address each of your comments to further assist you in your review of this filing. The numbered responses below correspond to the numbered comments in you letter.

1. We have revised the document to reference the total amount of offering expenses actually incurred in the offering and have reconciled that number with the financial statements.

2. We have revised this disclosure to provide for a 120 day extension period and have reflected that a consummation of a merger must occur within 18 months from the effective date. The company has not entered into any negotiations, understandings or agreements of any kind at this time with any potential merger candidate.

3.   The required legend is on the Prospectus Cover Page.

4. We have made revisions throughout the document to indicate that the escrow account shall not bear interest.

5. We have included language to discuss the release of funds if a merger is not completed with the 18-month time frame.

6.   We have added a risk factor addressing the lack of operating history.

7. We have clarified this disclosure to provide that Mr. Mercier will provide funding until such time a suitable target is located, at which time there will be additional expenses related to the investigation and consummation of the merger which shall be borne by the target company.

8. We have revised this disclosure to reflect that Mr. Mercier has no other blank check company involvement.

9.   This was an error. All expenses have already been paid.

10.  Organizational costs were nominal and borne personally by Mr. Mercier.

11.  This information has been updated.

12.  We have added the following language:

     "While there is no formal corporate policy in place that would prohibit a related party transaction, Mr. Mercier has agreed that we shall not acquire an interest in any company that Mr. Mercier or any of his affiliates or associates is affiliated with, directly or indirectly, as a shareholder, officer or director, or engage in any form of related party transaction. There is no present potential for a related party transaction between us and Mr. Mercier or any of his affiliates or associates nor does Mr. Mercier contemplate any such related party transaction in the future."

13.  Please see comment 7 above.

14. The address on the Registration Statement is the physical address of the company. Mr. Mercier has no business relationship with the law firm that owns the building other than as a sub-tenant. The address you cite involves a business that Mr. Mercier sold several years ago and is no longer affiliated with them.

15. We have revised this disclosure to address that Mr. Mercier is not subject to a statutory disqualification under Rule 3a4-1(a)(1).

16.  The escrow agreement has been revised to cover deposited securities.

Please do not hesitate to contact us if you have any further questions.

Very truly yours,

/s/ William D. O'Neal
-----------------------------
William D. O'Neal